

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2013

Via E-mail
Teck Fong Kong
President, Director and Chief Executive Officer
CN Dragon Corporation
8/F Paul Y Centre
51 Hung To Road,
Kwun Tong, Kowloon, Hong Kong

> **Re:** **CN Dragon Corporation**
> **Form 10-K**
> **Filed June 29, 2012**
> **File No. 000-53771**

Dear Mr. Teck Fong Kong:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Phillip E. Koehnke, Esq. (*via e-mail*)